Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of February 9, 2024, by and among (i) Keyarch Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), (ii) Zooz Power Ltd., an Israeli company (the “Company”), and (iii) Keyarch Global Sponsor Limited, a Cayman Islands exempted company, in the capacity as the SPAC Representative under the BCA (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the BCA.

WHEREAS, the parties hereto entered into that certain Business Combination Agreement, dated as of July 30, 2023 (the “Original Agreement”); and

WHEREAS, in connection with the transactions contemplated by the BCA, the parties hereto desire to amend the Original Agreement upon the terms and subject to the conditions set forth herein (the Original Agreement, as amended pursuant to this Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “BCA”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.  Amendments to the BCA.

1.1  Amendments to Earnout.

(a) Section 1.2(a) of the BCA is hereby deleted and replaced with the following:

“1.2 Earnout.

(a) Earnout Generally. At the Closing or as soon as reasonably practicable thereafter, and, in any case, by no later than seven (7) Business Days after the Closing and after receipt of all required approvals from any applicable Governmental Authority for the Israeli Prospectus (as defined in Section 5.15(a)), subject to the terms and conditions set forth herein, the Company shall issue to the Company Shareholders who were Company Shareholders as of immediately prior to the Closing at a record date to be determined by the Company in coordination with the TASE (the “Pre-Closing Company Shareholders”) an aggregate of Four Million (4,000,000) non-tradeable, non-assignable rights (the “Earnout Rights”), to be allocated among the Pre-Closing Company Shareholders according to their respective Pro Rata Shares. The Earnout Rights shall be automatically converted into Company Ordinary Shares (by the Company issuing one Company Ordinary Share in lieu of each converted Earnout Right which shall be automatically cancelled and extinguished upon such conversion), in an amount not to exceed Four Million (4,000,000) Company Ordinary Shares in the aggregate (subject to adjustment after the Closing for share splits, combinations or exchange or readjustment of shares, reorganizations, recapitalizations, share sub-divisions (including share consolidations), split-up and the like, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), upon and subject to the occurrence of Earnout Milestone(s) (as defined below) during a five-year period (which shall commence as of the first day of the full fiscal quarter immediately following the Closing) (the “Earnout Period”), subject to the other terms set forth below, including the terms detailed in Sections 1.2(h)(i) and 1.2(h)(ii) below, and without the payment of any consideration by the Pre-Closing Company Shareholders (other than, to the extent applicable, the transfer of the applicable Withholding Amount (as defined below) by each respective Pre-Closing Company Shareholder in accordance with the terms set forth in Sections 1.2(h)(i) and 1.2(h)(ii) below). The Earnout Rights shall be issued through the “Nesher system” of the TASE. The Earnout Rights shall convert automatically into Earnout Shares as follows and subject to the terms of Sections 1.2(h)(i) and 1.2(h)(ii) below:

(i) In the event that, at any time during the Earnout Period, (A) the gross revenue of the Company on a consolidated basis (including gross revenue of any type and nature (including but not limited to gross revenue derived, generated or attributable to (i) any acquisition(s) made by the Company or its Subsidiary(ies), (ii) any financing revenue (net of any placement agent, finders’ or similar fees and related transaction fees and expenses of such financing) and any other gross revenue, either recurring or derived, generated or attributable and recognized one-time) as recorded in the Company’s quarterly financial statements reviewed by the Company’s independent accountants and included in the quarterly report of the Company filed with the SEC for such period) (if relevant, the results of the fourth quarter shall be extracted from the financial statements filed by the Company with the SEC with respect to the full fiscal year) (the “Gross Revenue”) is in the aggregate greater than or equal to ten million dollars ($10,000,000.00) for any four fiscal quarters within a consecutive five fiscal quarter period (the “First Revenue Earnout Milestone”), or (B) the VWAP of the Company Ordinary Shares equals or exceeds $12.00 (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) (the “Tier I Share Price Target,” and with the First Revenue Earnout Milestone, each a “First Earnout Milestone”; the date, if any, on which the First Earnout Milestone has been achieved is referred to herein as the “First Earnout Milestone Achievement Date”) for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period during the Earnout Period, then, subject to the terms and conditions of this Agreement, twenty-five (25%) of the Earnout Rights (“First Level Contingent Share Consideration”) shall automatically convert to twenty-five (25%) of the Earnout Shares as soon as practicable following the settlement of the applicable Earnout Milestone as detailed in Section 1.2(b) and/or 1.2(c) below, as applicable;

(ii) In the event that (A) for any two consecutive fiscal quarters commencing with the first full fiscal quarter following the First Earnout Milestone Achievement Date, the Gross Revenue is in the aggregate greater than or equal to ten million dollars ($10,000,000.00) (the “Second Revenue Earnout Milestone”), or (B) the VWAP of the Company Ordinary Shares equals or exceeds $16.00 (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) (the “Tier II Share Price Target,” and with the Second Revenue Earnout Milestone, each a “Second Earnout Milestone”; the date, if any, on which the Second Earnout Milestone has been achieved is referred to herein as the “Second Earnout Milestone Achievement Date”) for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period during the Earnout Period, then, subject to the terms and conditions of this Agreement, thirty-five (35%) of the Earnout Rights (“Second Level Contingent Share Consideration”) shall automatically convert to thirty-five (35%) of the Earnout Shares as soon as practicable following the settlement of the applicable Earnout Milestone as detailed in Section 1.2(b) and/or 1.2(c) below, as applicable; and

(iii) In the event that (A) for any two consecutive fiscal quarters commencing with the first full fiscal quarter following the Second Earnout Milestone Achievement Date, the Gross Revenue is in the aggregate greater than or equal to fifteen million dollars ($15,000,000.00) (the “Third Revenue Earnout Milestone,” and with the First Revenue Earnout Milestone and Second Revenue Earnout Milestone, each a “Revenue Earnout Milestone”), or (B) the VWAP equals or exceeds $23.00 per Company Share (as adjusted for share splits, share dividends, combinations or exchange or readjustment of shares, reorganizations and recapitalizations, share sub-division (including share consolidation), split-up and the like) (the “Tier III Share Price Target,” (i) and with the Tier I Share Price Target and the Tier II Share Price Target, each a “Price Earnout Milestone” and (ii) and with the Third Revenue Earnout Milestone, each a “Third Earnout Milestone”) for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period during the Earnout Period, then, subject to the terms and conditions of this Agreement, forty (40%) of the Earnout Rights (“Third Level Contingent Share Consideration”) shall automatically convert to forty (40%) of the Earnout Shares as soon as practicable following the settlement of the applicable Earnout Milestone as detailed in Section 1.2(b) and/or 1.2(c) below, as applicable.

Subject to the preceding paragraphs, in the event that the applicable Earnout Milestones are not met by the end of the Earnout Period, the respective Earnout Rights applicable to such Earnout Milestones shall expire and the Pre-Closing Company Shareholders shall not be entitled to receive the applicable portion of the Earnout Shares. For the avoidance of doubt, in the event the Company meets at the same measurement period the Price Earnout Milestones for the Second Level Contingent Share Consideration and the First Level Contingent Share Consideration, then the issuance will also include the First Level Contingent Share Consideration. In the event the Company meets at the same measurement period the Price Earnout Milestones for the Third Level Contingent Share Consideration and Second Level Contingent Share Consideration and the First Level Contingent Share Consideration, then the issuance will also include the entitlement for the First Level Contingent Share Consideration and the Second Level Contingent Share Consideration. Additionally, if during the Earnout Period any Earnout Milestone is achieved once and then thereafter the same Earnout Milestone is achieved again, then, for the avoidance of doubt, the portion of the Earnout Rights corresponding to the applicable Earnout Milestone shall only be converted once.

The issuance of the Earnout Rights will be subject to the prior receipt of the TASE’s approval for the listing of the Earnout Shares for trading. The Earnout Shares will be listed for trading on the stock exchange or exchanges where the Company Ordinary Shares will be listed for trading on the date of the conversion of the applicable Earnout Rights.”

(b) The words “for any four quarter (out of five consecutive quarter) period during the Earnout Period” in clause (ii) of Section 1.2(b) of the BCA are hereby deleted and replaced with the words “for the applicable fiscal quarter(s) specified in Section 1.2(a)”.

1.2 Amendment to Article V. Article V of the BCA shall be amended such that a new Section 5.32 shall be added to said Article V, which shall read as follows:

“5.32 Permitted Company Financing.

(a) Notwithstanding anything in this Agreement (including Sections 5.2 (Conduct of Business of the Company and Merger Sub) and Section 5.8 (No Solicitation)) to the contrary, from January 1, 2024 until the earlier of (i) April 1, 2024 or (ii) the date on which the Registration Statement has been publicly filed with the SEC (such date, the “Public Filing Date”), the Company shall be permitted to enter into discussions, negotiate and enter into financing agreements and any related documents utilizing such instruments (including convertible instruments) (any such agreements and documents, collectively, the “Company Equity Financing Agreements”) with respect to the sale of the Company’s equity securities or any options, warrants, commitments, subscriptions or other similar rights of any kind to acquire or sell any of the Company’s equity securities in a financing transaction designed to inject new financing into the Company (a “Company Equity Financing Transaction”; and any securities issued in a Company Equity Financing Transaction, collectively, “New Company Financing Securities”); provided, however, that without the prior written consent of SPAC, the Company may not seek, discuss, negotiate, enter into agreements or consummate any Company Equity Financing Transaction(s) (i) that utilizes or is based upon a pre-money equity valuation of the Company that is less than the $60,000,000 pre-money equity valuation of the Company utilized in the Transactions; (ii) in which any of the New Company Financing Securities are securities convertible or exchangeable for other securities and would not automatically convert into Company Ordinary Shares as of the Closing, implying an effective price per share or conversion price reflecting less than the $60,000,000 pre-money equity valuation of the Company utilized in the Transactions; and/or (iii) that contains terms that could reasonably be expected to affect the Company’s ability to consummate the Transactions or perform its obligations under this Agreement.

(b) In connection with any Company Equity Financing Transaction, the Company shall, subject to any confidentiality obligations applicable to the Company pursuant to applicable law or otherwise (including the Israeli Securities Law and the rules and regulations of the TASE), (i) provide SPAC with prompt written notice if it negotiates or receives any offer for any potential Company Equity Financing Transaction, (ii) provide SPAC with reasonably detailed information regarding any such potential Company Equity Financing Transaction and keep SPAC reasonably apprised of the status thereof, (iii) provide SPAC with copies of any proposed Company Equity Financing Agreements reasonably in advance of the execution thereof, and consult with SPAC and its advisors regarding such proposed Company Equity Financing Agreements and reasonably consider in good faith any comments from SPAC or its advisors, and (iv) provide SPAC with any other information regarding any Company Equity Financing Transaction that SPAC may reasonably request.

(c) If the Public Filing Date does not occur on or before April 1, 2024, then, after such date and until the termination of this Agreement pursuant to its terms, the Company shall only have obligations under the provisions of Section 5.8 of this Agreement with respect to an Alternative Transaction that (x) is a public offering of the Company’s (or any successor entity’s) equity securities in the United States, (y) will result in the Company’s (or any successor entity’s) securities being listed for trading or quotation on a U.S. stock exchange or (z) is a transaction between the Company and another special purpose acquisition company listed for trading on a U.S. stock exchange (any of the foregoing described in clauses (x), (y) or (z), a “Public Alternative Transaction”, and any Alternative Transaction other than a Public Alternative Transaction, a “Non-Public Alternative Transaction”). Notwithstanding the foregoing, the Company shall, subject to any confidentiality obligations applicable to the Company pursuant to applicable law or otherwise (including the Israeli Securities Law and the rules and regulations of the TASE), (i) be required to notify SPAC promptly if it directly or indirectly receives any inquiries, proposals or offers, requests for negotiations regarding any potential Non-Public Alternative Transaction or requests for negotiations that could be reasonably expected to result in a Non-Public Alternative Transaction; (ii) provide SPAC with reasonably detailed information regarding any request for non-public information relating to the Company or its Affiliates in connection with any potential Non-Public Alternative Transaction; (iii) keep SPAC reasonably informed of the status of any such proposals, offers, requests for information, discussions and negotiations regarding any potential Non-Public Alternative Transaction; and (iv) not (A) enter into any definitive agreement or other similar agreement in furtherance of any potential Non-Public Alternative Transaction, (B) make any public announcements regarding any potential Non-Public Alternative Transaction or (C) make any filings or submissions with any Governmental Authorities with respect to any potential Non-Public Alternative Transaction, in any case of clauses (A) through (C), without first terminating this Agreement in accordance with the provisions of Section 8.1 hereof.”

1.3 Amendment to Outside Date. Clause (b) of Section 8.1 of the BCA is hereby deleted and replaced with the following:

“(b) by written notice by SPAC or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by April 1, 2024 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company or Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was the proximate cause of, or proximately resulted in, the failure of the Closing to occur on or before the Outside Date;”

1.4 Amendment to Definition of Continuing Company Options. The definition of “Continuing Company Options” in Section 11.1 of the BCA is hereby amended and restated in its entirety as follows:

““Continuing Company Options” means, collectively, the Outstanding ITM Company Options, outstanding unvested options to purchase Company Ordinary Shares, the exercise price of which (after the Recapitalization) is lower than or equal to $10.00, and the Company Options set forth on Schedule 11.1 as delivered by the Company to SPAC within five (5) Business Days following the date hereof.”

1.5 Amendment to Definition of Outstanding ITM Company Options. The definition of “Outstanding ITM Company Options” in Section 11.1 of the BCA is hereby amended and restated in its entirety as follows:

““Outstanding ITM Company Options” means outstanding vested options to purchase Company Ordinary Shares, the exercise price of which (after the Recapitalization) is lower than or equal to $10.00; for the avoidance of doubt, Outstanding ITM Company Options (i) shall include, without limitation, any Company Interim Options to the extent granted by the Company and to the extent the exercise price thereof (after the Recapitalization) is lower than or equal to $10.00, and (ii) shall in no event include the Company Options set forth on Schedule 11.1 as delivered by the Company to SPAC within five (5) Business Days following the date hereof.”

2.  Miscellaneous.

2.1 No Further Amendment. The parties hereto agree that all other provisions of the BCA shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the BCA or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the BCA. From and after the date of this Amendment, each reference in the BCA to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the BCA in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the BCA, as amended by this Amendment, whether or not this Amendment is expressly referenced.

2.2 Other Terms. This Amendment shall be interpreted, construed, governed and enforced in a manner consistent with the Agreement. Without limiting the foregoing, the provisions of Article X of the BCA are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties, mutatis mutandis.

{Remainder of page intentionally left blank. Signature page follows.}

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Business Combination Agreement as of the date first written above.

SPAC:

KEYARCH ACQUISITION CORPORATION

By:	/s/ Dr. Kai Xiong
	Name:	Dr. Kai Xiong
	Title:	Authorized Signatory

The SPAC Representative:

KEYARCH GLOBAL SPONSOR LIMITED, solely in the capacity as the SPAC Representative hereunder

By:	/s/ Dr. Kai Xiong
	Name:	Dr. Kai Xiong
	Title:	Authorized Signatory

The Company:

ZOOZ POWER LTD.

By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman

{Signature Page to Amendment No. 1 to Business Combination Agreement}